Filed Pursuant to Rule 253(g)(2)
File No. 024-10843

FUNDRISE GROWTH EREIT II, LLC

SUPPLEMENT NO. 5 DATED JULY 3, 2019
TO THE OFFERING CIRCULAR DATED MAY 30, 2019

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Growth eREIT II, LLC (“we”, “our” or “us”), dated May 30, 2019 and filed by us with the Securities and Exchange Commission (the “Commission”) on June 19, 2019 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisition.

Asset Acquisition

RSE R45 Controlled Subsidiary – Brentwood, MD

On June 27, 2019, we directly acquired ownership of a “wholly-owned subsidiary”, R45 (the “RSE R45 Controlled Subsidiary”), for an initial purchase price of approximately $5,118,000, which is the initial stated value of our equity interest in the RSE R45 Controlled Subsidiary (the “RSE R45 Investment”). The RSE R45 Controlled Subsidiary used the proceeds to close on the acquisition of three buildings totaling approximately 22,000 square feet of gross rentable area on an approximately 100,000 square foot lot (the “R45 Property”). The property has the potential to be redeveloped to a mix of residential and retail uses. The closing of both the initial RSE R45 Investment and the R45 Property occurred concurrently.

The RSE R45 Controlled Subsidiary is managed by us.

Pursuant to the agreements governing the RSE R45 Investment (the “RSE R45 Operative Agreements”), we have full authority for the management of the RSE R45 Controlled Subsidiary, including the R45 Property. In addition, an affiliate of our sponsor earned an acquisition fee of approximately 1.0% of the RSE R45 Investment, paid directly by the RSE R45 Controlled Subsidiary.

The R45 Property was acquired for a purchase price of approximately $5,118,000, which includes the acquisition fee of $49,250. No financing was used for the acquisition of the R45 Property.

The R45 Property is composed of three buildings and is located in the 20722 zip code of Brentwood, MD. As of June 27, 2019, all buildings at the R45 Property are 100% leased and occupied.  The in-place leases will expire between December 2028 and May 2029. Based on the rental income in place, the property was purchased at approximately a 5% capitalization rate. We expect that the income in place should allow us to achieve an attractive current return while exploring potential development opportunities for apartments/mixed use.

The Brentwood neighborhood is located minutes from downtown Washington, DC and adjacent to the growing Route 1 corridor created by the University of Maryland, College Park. There has been recent investment in the area and we are expecting continued gentrification over the next seven to ten years due to its proximity to downtown DC and the University of Maryland. With high demand for affordable housing, we believe this well-located investment should provide attractive returns over our holding period.

The following table contains performance assumptions and projections. Individual assumptions and projected returns are presented at the asset level. All of the values in the table below are projections and assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Asset Name	Projected Returns	Projected Exit Cap Rate (as NNN lease)	Projected Land Exit Price Per Multifamily Unit (as multifamily development)	Projected Hold Period
R45	6.5% - 10.8%	5.0%	$28,700 - $39,800	7 years

Please note that past performance is not indicative of future results, and these asset performance projections may not reflect actual future performance. Any projections on the future returns of any of our assets may not prove to be accurate and are highly dependent on the assumptions described above. Investing in FUNDRISE GROWTH EREIT II, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.